                      US SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                                 Amendment No. 4

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF

                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        EUROTELECOM COMMUNICATIONS, INC.

                 (Name of Small Business Issuer in its Charter)

DELAWARE                                                     87-0409699
--------                                                     ----------
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

                                 Farfield Park
                                Wath Upon Dearne
                                South Yorkshire
                                England S63 5BD
                    (Address of Principal Executive Offices)

                            Tel: 011 44 1709 874600
                           Issuer's Telephone number

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT: NOT APPLICABLE

SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT: COMMON STOCK, $.0l PAR VALUE

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PART I
------


Effective date of this Amendment 4 to the Company's registration statement on Form 10-SB

The narrative sections of this document speak as at December 15, 1999, the date the Company's registration statement on Form 10-SB became effective. The financial statements presented with this amendment are the June 30, 1999 audited financial statements and the unaudited quarterly financial statements ended September 30, 1999. The management discussion and analysis section at Item 2 covers the periods referred to in those financial statements. Up to date information on the Company required to be disclosed and filed with the Securities and Exchange Commission was filed in the Company's last quarterly report on Form 10-Q on May 19, 2000.

Forward looking statements.

EuroTelecom Communications, Inc. (EuroTelecom or the Company) has included forward-looking statements in this document. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties, which could cause actual results, or outcomes, to differ materially from those expressed in the forward-looking statements. EuroTelecom's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions and operations, technology development, marketing and other expansion efforts; the global market for technology; and the ability of the Company to complete proposed acquisitions. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.


1        ITEM 1 - DESCRIPTION OF BUSINESS

1.1      Definitions
         -----------

To make the narrative descriptions of the Company's business more understandable the following definitions have been provided:

"AIM"                           Alternative Investment Market of The London
                                Stock Exchange Limited

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"application linking"           the provision and management of end user
                                applications within building structures and building complexes, usually by means of an integrated fiber optic and or wireless platform which is supplied under a single service contract with the Group. The term "linking" is an established technology term used to describe the joining of a "path" between two nodes. Application linking is used as a generic term to describe the linking of end user applications on a single path and node structure comprising the "application linking platform"

"application linking platform"  the term used by the Company to describe a means of providing a communication path between a series of devices, or nodes, in a network linking together different end user applications

"application service provider"  a service that hosts business application or "ASP" software for third parties to access over the Internet

"CCTV"                          closed circuit television

"Company" or "EuroTelecom"      EuroTelecom Communications, Inc.

"connectivity solutions"        the ability to connect electronically to two or
                                more devices. An example is a telephone system where the telephones are replaced with different types of hardware (for example, mainframe computers, personal computers or laptops).
                                Software sold by the Company provides a common language over this new telephone system

"end user applications"         products and services used in building
                                structures and building complexes such as telecommunications, voice, data and video delivery services, buildings access, control, monitoring and maintenance systems, such as, CCTV, air conditioning and information kiosks

"Group"                         the EuroTelecom group of companies

"intelligent building"          a building which utilizes self monitoring and
                                self supporting technology to control internal building services such as lighting, heating, air conditioning, alarms and communications

"Internet protocol suite"       a standard set of rules to enable Internet users
                                to communicate with each other

"Internet service provider"     a company which provides a service which enables
 or "ISP"                       a user to access the Internet

"multiplexer"                   a device that enables a number of signals to be
                                transmitted over a single line

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"network file systems"          a file system is simply an electronic file
                                cabinet. There are two types of systems: 'Local' -- specific to the user, and 'Remote' -- which operates like a public library. A network file system is like a public library, which can be used locally

"node" a connection point of a network to enable electronic data to be extracted for use by end user applications

"protocol"                      a set of rules that enable communications
                                between items of hardware, for example modem to personal computer

"protocol converter"            a device which is used to translate one form of
                                digital information into another to enable the end user application to function

"secure computer networks"      in general, computer networks such as telephone
                                networks do not provide any form of privacy from electronic eavesdropping. Secure networks, such as a secure telephone systems, provide a method of encoding information so that an eavesdropper is unable to interpret it

"SDH" Synchronous Digital Hierarchy - a recognized transmission standard for telecommunications networks

"terminal emulation"            terminals provide the facility to enter and view
                                data received from a mainframe computer. The old expression for terminal was VDU (Visual Display
                                Unit). Different mainframes require different input devices (VDUs). Terminal emulation software allows a personal computer to "mimic" the functions of these VDUs

1.2      Introduction to product and services
         ------------------------------------

1.2.1 EuroTelecom's revenues to date have principally been derived from providing computer services to the UK defense sector, the sale of software products and the provision of commercial security. These existing services and revenues derived from them are explained in detail below. EuroTelecom's strategy for the future is to build its business to design, install, operate and manage fiber optic and microwave based technical infrastructures for buildings and building complexes. The Company has identified application linking as the process of managing, under one service contract, a range of end user applications such as lighting, heating, air conditioning, alarms and communications services within a single building infrastructure.

         Currently in the UK, where the Company's operations are predominantly based, end user applications are typically supplied from a variety of sources and are operated through numerous technical platforms which are not always interlinked or compatible without additional hardware being installed. The application linking platform can accommodate and integrate with conventional wire, as well as fiber optic or microwave based infrastructures. The potential market for application linking includes the owners, developers and operators of large buildings, retail centers, sporting stadia, science and technology parks, local authority and government sites and residential developments.

1.2.2 The application linking platform comprises the fiber optic and/or wired and/or wireless technical infrastructure of a building or building complex to provide services such as lighting, heating, air conditioning, alarms and communications services. The application linking platform uses components, developed and supplied by third parties, to provide a technical infrastructure. The application linking platform typically consists of a series of nodes that are linked by either fiber optic cable, microwave signals, or a combination of both. The application linking platform will also integrate with traditional wire based building infrastructures. Microwave radio nodes can also be installed within the application linking platform to complete a network ring where it is impractical or uneconomic to lay a fiber optic cable. An application linking platform can be installed throughout a building or building complex and is designed to be directly linked to end user applications. The Company considers that application linking has a number of features which distinguishes it from conventional fiber optic or wire based systems or networks for buildings and building complexes. These features include the following:

         (a)      Single Service Contract

                  Typically each end user application is provided by a different service provider, whether it is CCTV, air conditioning or fire alarms, often necessitating a series of individual service contracts between the end user and the provider. The application linking platform to be provided by the Company will provide end user applications from an integrated infrastructure which will enable the Group to provide these services under a single service contract.

         (b)      Integrity

                  The application linking platform uses two independent rings or paths which enhance the integrity of the infrastructure, as one path operates as a fail safe should the other become damaged or cease to operate. The network incorporates specialist software which is activated in the event that both the operating and protective loops are broken, bypassing the breach and creating the necessary connection within the node itself.

         (c)      Reliability

                  By streamlining the infrastructure, the active components of the application linking platform are expected to have a typical mean time before failure of over 11 years based on estimates made in accordance with standards laid down by professional bodies such as the Institute of Electrical and Electronic Engineers in the UK.

         (d)      Flexibility

                  End user applications can simply be added or removed from the application linking platform without the requirement for re-engineering, which differs from many traditional fiber optic or wire based communication infrastructure designs, where different end user applications require separate multiplexers and protocol converters for each particular end user application.

         (e)      Management and hardware costs

                  A typical conventional fiber optic or wire based network will employ at least two levels of multiplexers to extract the bandwidth required by the end user application to function. In addition, a typical conventional fiber optic or wire based network will also require protocol converters to transform this bandwidth into a digital signal that can then be used by the end user application. The application linking platform does not require this hardware since the technology within the node enables the digital signal to be extracted directly from the network ring to the end user application. The effect of simplifying the infrastructure can enhance not only the system's efficiency, but it can also reduce the cost of installing, operating and maintaining the platform. Furthermore, the application linking platform can also result in a more efficient use of building space by reducing the need for areas dedicated to housing hardware.

1.3      The Potential market
         --------------------

1.3.1 Global deregulation of telecommunications, the resulting increased competition and the rapid development and application of new technologies have stimulated a growing demand for advanced telecommunications services. The Company believes that corporate customers in commerce and industry (financial services, entertainment and leisure industries, manufacturing, public utilities and other sectors) have become aware of the power of advanced information and communications technology to bring competitive advantage by:

         o        Extending their markets.
         o        Reducing costs.
         o        Speeding products to market.
         o        Improving standards of customer service.
         o        Developing new and innovative ways to approach the market.


1.3.2 In particular, the Company believes that there will be an increasing demand for application linking, particularly by the entertainment and leisure industries. The single, managed, infrastructure that can be provided by the Company offers major business opportunities as well as substantial cost reductions due to the use of economic bandwidth management and the ability to avoid the costs of buying auxiliary equipment to the site developer and to the businesses on a site. The Company currently has the ability to design and install networks that will handle multi-media large screen displays, site administration, security and access controls, CCTV monitoring, fire and intruder alarms, advanced computer networking and internet access.

1.3.3 In addition to the impact that high-speed integrated networks is having on private industry, governments are also seeing networked information systems as a way to help reduce costs, improve public service and devolve and decentralize the functions of government. The military is continually expanding the use of advanced telecommunications in operational, command and control and administrative roles.

1.3.4 The Group has access to proven cost effective technologies (see intellectual property held by the Company described at paragraph 1.8) and has experience in practical, business related implementation in a wide variety of applications. It is envisaged that EuroTelecom application linking systems will be able to support e-commerce, cash-point dispensers, retail card systems, "smart cards" for cash-less transactions, information kiosks, video-walls and distance training. Where a host of separately designed and installed networks are normally used, EuroTelecom can provide services over a single integrated application linking platform.

1.3.5 Furthermore, the Group will offer an approach to networking that is adaptive. The application linking platform network can be expanded and new applications can be added without necessarily involving a total replacement of the network.

1.3.6 Based on the team's knowledge of the market and the above factors the Directors believe that the Company is well positioned to exploit the commercial opportunities from application linking when compared to conventional fiber optic or wire based building infrastructures. The Company's strategy is to establish itself as a leading provider of application linking through organic growth and strategic acquisitions.

1.4      Description of the Group
         ------------------------

1.4.1 The companies that currently comprise the Group operate in the following segments:

         (1)      Defense services - consultancy services and sale of equipment;

         (2)      Sale of software products;

         (3) Commercial security - CCTV, access control, intruder alarms and man guarding;

         (4)      Sale and installation of air-conditioning units;

         (5)      Application linking.

1.4.2    History and background of EuroTelecom

         (a) The Company was incorporated on June 1, 1987, in Delaware under the name American Telemedia Network, Inc.

         (b) On June 25, 1987, American Telemedia Network, Inc. and ATN, Inc., an entity incorporated in the State of Utah, merged. The merged entity was called America Telemedia Network, Inc., a Delaware corporation.

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         (c)      On December 21, 1989, the name of the Company was changed to
                  ATNN, Inc.

         (d) On August 1, 1997, ATNN, Inc. acquired by way of merger all of the outstanding shares of EuroTelecom, Inc. and on August 11, 1997, changed its name to EuroTelecom Communications, Inc.

         (e) On September 16, 1997 a wholly owned subsidiary company, EuroTelecom Secure Networks Limited, was incorporated in the United Kingdom to provide certain Internet technology and communication products and services. This subsidiary was subsequently placed into voluntary liquidation. Details of this liquidation are set out at paragraph 5.5(c). The activities performed by EuroTelecom Secure Networks Limited were similar to the current activities of EuroTelecom Corporation Limited and involved the design and installation of secure computer networks at the UK Ministry of Defense using hardware sourced and supplied by EuroTelecom Corporation Limited.

1.4.3    Group structure

         The Group currently operates through a number of subsidiaries. The structure of the Group is as follows: EuroTelecom Communications Inc. is the Group holding company. RTC Inc. and EuroTelecom Corporation Limited ("ECL") are both wholly owned subsidiary companies of EuroTelecom Communications Inc. ECL is the UK holding company for the following UK subsidiaries: Chunlan Ltd., Universal Communications Solutions Ltd. ("UCS"), Easy IP Ltd., Objectiveplan Ltd, ET-Connect Ltd. and E-Linking Ltd.

1.4.4    EuroTelecom Corporation Limited ("ECL")

         ECL was formed on April 12, 1996, and provides the following services:

         (a)      Defense services

                  Defense services involves the provision of consultancy services in connection with the design and installation of secure computer networks, specifically for use in the UK defense industry, and the sale of secure faxes and computer hardware to the same market.

                  Defense services' main source of revenue in the period to June 30, 1999 was as a supplier of contracted labor to a third party which was contracted by the UK Ministry of Defense. ECL supplied between five and ten consultants on a weekly basis, as and when required, who in turn were contracted to ECL, whose main activity was the installation of secure computer networks at various Ministry of Defense sites throughout the UK. ECL charged consultants' time on the number of hours worked in any one month, the average gross mark up being approximately 20%. The contract has now been completed and no further work in this area is anticipated for a number of months. The contract between ECL and its consultants was also terminated.

                                       8
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                  Revenues generated, being the time costs of services provided for this contract, were $129,140 in the period to June 30, 1999, and $NIL in the period to September 30, 1999. Revenues from the sale of equipment was $271,632 in the period to June 30, 1999, and $393,344 in the period to September 30, 1999.

         (b)      Commercial security

                  Since November 1998, these activities have operated from the Group's Central Monitoring CCTV Station in South Yorkshire on which capital expenditure of approximately $30,000 was spent in the period to June 30, 1999. The business currently comprises CCTV systems, maintenance and manned security guard services.

                  The business concentrated on the South Yorkshire area of the UK for the period to June 30, 1999 and September 30, 1999. Revenues were generated from CCTV sales to various different types of customer, e.g., local government authorities, car dealerships, factories, car parks, etc. The equipment supplied to these sites was purchased from a third party supplier. ECL employed personnel to install the systems and provided a 24 hour monitoring service, if required by the client, from ECL's central monitoring station. Personnel were employed on a shift basis to monitor each individual site. The screens in the monitoring station would only be activated if unauthorized access was gained to any site. This enables the central monitoring station to monitor at any one time up to 250 different locations. The monitoring station would have at any one time a maximum of 3 people in the station. Individual installations would on average create revenues of $30,000 with a gross margin of approximately 30%. The installations would typically be sold with one year's free maintenance. Towards the end of the first year ECL then typically seeks to sell a further maintenance contract for two years. In addition to the above, ECL also provides security guards on sites where CCTV is not required by the customer or is impractical. There are approximately 75 guards at any one time employed by ECL protecting properties in the UK.

                  Revenues for the provision of these services are invoice based for sale and installation. Revenue from maintenance contracts are recognized on a straight line basis over the period covered by the contract.

                  Commercial security generated revenues in the six months to June 30, 1999 of $218,864 and for the three months to September 30, 1999 of $172,118 all of which related to the sale and installation of security equipment and the provision of security guards.

1.4.5    Easy IP Limited ("Easy IP")

         (a) Easy IP is a distributor of third party developed software. The software product specializes in providing connectivity solutions such as terminal emulation or network file systems between personal computers and mainframes. With a base of over 300 ultimate customers (such as retailers, local municipalities and universities) in the UK, Easy IP holds the sole rights in the UK to distribute to such customers Microplex software and is one of a select number of UK software distributors of Attachmate, Netmanage and Netopia. Easy IP is not involved in software design. This distribution function comprises a sale of appropriate software to meet specific customer requirements following consultation with the customer. Other than in relation to the sole rights in the UK to Microplex, Easy IP does not have exclusive software distribution rights.

         (b) Revenues for Easy IP for the twelve months immediately prior to its acquisition in April 1999 were $2,148,410 and net profit before taxation was $132,288. Revenues for the three months post acquisition were $531,925 to June 30, 1999 and $592,700 for the period to September 30, 1999.

         (c) In respect of EuroTelecom's future business strategy, Easy IP software allows customers to use computer systems which could be installed within an application linking platform provided by EuroTelecom. EuroTelecom is targeting Easy IP customers who have a potential intelligent building development requirement, e.g., retailers, local authorities and universities.

         (d) No changes in management or staff have been undertaken since the acquisition of Easy IP. Since the date of the acquisition, there has been no material change or disruption to the Easy IP customer base or business.

1.4.6    UCS

         (a) UCS was incorporated on February 21, 1999 and is involved in sales and marketing activities for EuroTelecom's application linking platform product. UCS recruited personnel with knowledge and experience of the installation of application linking technology, principally gained within the off-shore oil industry in the Middle East. These individuals have particular knowledge of the following areas:

                  (1)      SDH, microwave and fiber optic systems;

                  (2)      CCTV and safety surveillance;

                  (3)      multi-frequency radio systems; and

                  (4) multiplexers and associated peripheral and terminal equipment.

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

         (b) UCS operates in the UK and is in advanced discussions for the design and supply of an application linking platform at the "Printworks" retail and leisure development in Manchester City Centre, in the UK, and with Q.ton Limited, the developer of the "Q.ton Forum", a video conferencing and leisure complex, on the Cambridge Science Park, also in the UK. Details of these prospective projects are set out at paragraphs 1.5.2 and
                  1.5.3. There can be no assurance that definitive agreements will be entered into with these companies or, if entered into, whether such agreements will be on such terms as described in such paragraphs.

         (c) No revenues were contributed by the company for the period to 30 June 1999, or September 30, 1999.

         (d) UCS is the first company in the Group to achieve internationally recognized Quality Assurance accreditation of ISO 9001 (International Standards Organization). The UCS Quality Manager responsible for this success is now working with each EuroTelecom division to help them achieve ISO accreditation.

1.4.7    Chunlan Limited ("Chunlan")

         (a) Chunlan was formed in February 1998 and began operations in August 1999. Chunlan presently imports, distributes and installs air conditioning units for industrial commercial and domestic application linking platform. The units are acquired from third party suppliers. Projects completed to that date were small fittings of air conditioning units in office space valued at approximately $3,000 per project. The intended market area is the North of England initially, expanding to all the UK. Air conditioning is typical of the type of "end user applications" which can be connected within an application linking platform. It is intended to develop Chunlan to source and manage the installation of building control products and systems such as air conditioning and lighting. Chunlan is located in leased premises at Huddersfield, West Yorkshire.

         (b) No revenues were generated by Chunlan in the period to June 30, 1999, revenues of $51,878 were generated in the period to September 30, 1999.

1.4.8    RTC Inc. ("RTC")

         (a) RTC provides technical sales and marketing consultancy services to businesses seeking to provide specialist communications equipment and technology to US Government departments. Revenues are generated based on the invoiced value of time spent. The intention of management is to develop RTC as the US arm of UCS's activities. RTC is looking to further develop its business by providing marketing to technology companies that wish to expand their market share to develop new business with the United States Department of Defense, certain other agencies in the US government and commercial companies in the Maryland, Virginia and Washington, DC area.

         (b) RTC entered into an agreement on November 1, 1999 with Intelect Network Technologies Company ("Intelect") under which RTC has been granted the non-exclusive rights to market and promote the sales of certain Intelect software products including FibreTrax, a major component of the application linking platform, in the states of Virginia, West Virginia, Maryland, Georgia and the district of Washington, DC.

         (c) No revenues were generated by RTC in the period to June 30, 1999. Revenues of $NIL were generated in the period to September 30, 1999.

1.4.9    ET-Connect Limited ("ET-Connect")

         (a) ET-Connect was incorporated on September 16, 1999 and established as an ASP in September 1999 in order to deliver the following applications:

                  (1) Teleconference center - the ability to establish and manage teleconferences over a public telephone network;

                  (2) Presentation center - the ability to provide Internet-based presentations; and

                  (3) Message center - a unified messaging service that will enable subscribers to retrieve, manage and send voice mail, e-mail and fax messages that can be accessed from any Internet enabled PC or any standard touch tone telephone.

         (b) ET-Connect has been appointed as a sales agent in the UK for products of TelePost Limited, a US based supplier of the connectivity software to be used in the above applications, pursuant to a sales agency agreement, dated September 22, 1999, with TelePost Limited, under which ET-Connect acts as sales agent for TelePost's products in the UK. The agreement is for an initial period of three years and may be renewed for a further three years. Pursuant to this agreement, ET-Connect will be engaged in enhancing and further developing the software acquired. It is expected that revenues will be generated from the initial installation and subsequent use of the above-mentioned applications.

         (c) No revenues have been generated by this company in the period to June 30, 1999 and September 30, 1999.

1.4.10 The following table sets out the subsidiaries of EuroTelecom, their business, percentage ownership by EuroTelecom and country of organization:

                                                                                           %              COUNTRY OF
                    NAME                                BUSINESS                       OWNERSHIP         ORGANIZATION
         EuroTelecom Corporation     Management company for all UK subsidiary             100                 UK
         Limited                     companies and provision of consultancy
                                     services and supply of hardware

         RTC Inc.                    technical marketing, sales and consulting            100            Maryland, USA
                                     firm

         Chunlan Limited             supplier of air conditioning units                   100                 UK
                                     manufactured by third parties

         Universal Communication     sales and marketing of application linking           100                 UK
         Solutions Limited           platforms

         Easy IP Limited             software distribution                                100                 UK

         Objectiveplan Limited       dormant company                                      100                 UK

         ET-Connect Limited          Internet application service provider                100                 UK
                                     delivering teleconferencing, presentation
                                     and messaging services

         E-Linking Limited           dormant company                                      100                 UK

         EuroTelecom Secure          liquidated                                           100                 UK
         Networks Limited

1.4.11 The Company does not require government approval for any of its principal products and services. The Company has not incurred research and development costs in the past two fiscal years or in the period to June 30, 1999 and September 30, 1999.

1.5      Commercial prospects
         --------------------

1.5.1 Revenues to date have principally been derived from defense services, sale of software products and commercial security. The Group is targeting the following areas for its future development.

1.5.2 The Group is currently in discussions, as noted below, in respect of application linking projects. Revenues from such projects are expected to be derived from the sale of hardware, installation and the long term management of the application linking platform and the end user applications running from it. Accordingly, there is unlikely to be any significant revenues from application linking projects in the fiscal year ended June 30, 2000, when sales of hardware to the UK Ministry of Defense and CCTV services are expected to continue to be of greatest significance. Given the long term nature of the building projects with which the Company would become involved for the installation of application linking platforms, revenues from these activities are likely to be subject to long lead times.

1.5.3 The Group is currently in advanced negotiations with Richardson Developments Limited, an English company, in relation to "Printworks", a proposed major urban entertainment center in Manchester city center in the United Kingdom, for the design and supply of an application linking platform to the "Printworks" development. The proposed development, which is being promoted as Europe's largest entertainment center, will provide 350,000 square feet of retail and leisure facilities including a proposed 3D IMAX Cinema and 20 screen cinema complex. The Company is seeking to provide ongoing facilities management to the tenants of Printworks. There can be no assurances that such a facilities management agreement will be entered into. The contracts for this project are currently under negotiation and have not been entered into and therefore the revenues to be earned, if any, cannot be ascertained with certainty. No significant costs have been incurred to date.

1.5.4 The Group is in advanced negotiations with Q.ton Limited to design and supply an application linking platform in the "Q.ton Forum", which is a proposed video conferencing and leisure center, being developed at Cambridge Science Park in the United Kingdom. The Company is also in discussions to provide ongoing facilities management and other technical services for building control at the same location. However, there can be no assurance that any agreement between Q.ton Forum and the Company will be consummated.

1.6      Sales Force
         -----------

1.6.1 EuroTelecom employs over 20 sales professionals who are trained to provide customers with sales and customer service relating to all EuroTelecom services. The sales force includes specialized professionals who focus on sales of the varying technologies offered through the Group.

1.7      Significant Customers
         ---------------------

         In the period to June 30, 1999 the Company had two customers who accounted for 20% and 13%, respectively, of total consolidated revenues. In the period to September 30, 1999 the Company had one customer who accounted for 20% of total consolidated revenues.

1.8      Intellectual Property and Proprietary Rights
         --------------------------------------------

1.8.1 The Group is not a primary technology developer and manufacturer. The Group is not dependent on any patents and/or other proprietary intellectual property rights which the Company considers are of fundamental importance to the Group's business.

1.8.2 The technology which shall be used for the application linking platform in the future has been provided under two main agreements. One is an exclusive UK supply agreement with a US based supplier of fiber optic tracking (the "FibreTrax Agreement"- see below) which will be used as the backbone in the application linking platform for the Group's intended core business. The agreement is exclusive in the UK and non-exclusive in the rest of Europe. In addition, the Group has recently entered into a non-exclusive supply agreement with the same US based supplier for the non-exclusive rights in certain US states for the supply to the Company of the same technology platform (the "SonetLYNX Agreement"- see below).

1.8.3 The FibreTrax agreement is dated December 1, 1999, between ECL and Intelect Network Technologies Company under which ECL acquired the sole distribution rights to the fiber optic access product (known as FibreTrax) in the UK. The agreement is for an initial term of one year to November 30, 2000, and may be renewed for a further five years unless notice is given by either party 30 days prior to the termination of the agreement. The supplier may be able to terminate the agreement if there is a breach of the agreement including, among other matters, if the forecast annual sales by ECL of FibreTrax (currently US$2 million) is not reached. The Company expects this target will be met although there can be no assurance in this regard. If the supply agreement is terminated then the Company believes an appropriate alternative manufacturer and supplier for such product could be found without a significant effect on the business or financial position of the Group.

1.8.4 The SonetLYNX agreement is dated November 1, 1999, between RTC and Intelect Network Technologies Company under which RTC Inc. acquired the non-exclusive distribution rights to the products, SonetLYNX, LANscape Video Conferencing, FibreTrax and OmmLYNX for Virginia, West Virginia, Maryland, Georgia and Washington DC. Although the agreement is expressed to be for an initial term of one year to September 30, 2000, it may automatically be renewed for one year periods unless written notice of termination is given by either party 30 days prior to the termination of the Agreement. The Agreement is terminable on 90 days' notice. RTC is entitled to a commission on a negotiated percentage of sales.

1.9      Competition
         -----------

         The market for the Company's products and services is competitive.

         The Company's commercial security business competes directly or indirectly for customers with the following UK companies: The Shorrock Group, Chubb Security Limited, Group 4 Security Services Limited, Securicor Services Limited and Modern Alarms Ltd.

         The Company believes that the principal competitive factors affecting the markets for its products and services include effectiveness, scope of product offerings, technical features, ease of use, reliability, customer service and support, distribution channels and price.

         While the Company believes that the barriers to entry to the application linking business of the Group are low, particularly to companies such as British Telecommunications plc, Energis plc and Cable & Wireless plc, the Company is not currently aware of any companies in the UK who have adopted the same approach as it has to application linking in the Company's target markets.

1.10     Employees
         ---------

1.10.1 The Company currently has some 110 full time staff and 10 part time staff and also employs a number of independent contractors as required from time to time.

1.10.2 The Company engages consultants as and when specialist advice is required. In particular, the Company has retained the services of Defense Business & Marketing International Limited ("DBMI"), specialist defense consultants in the UK. DBMI's principal defense consultant is Lieutenant General Sir John Foley, former Chief of Defense Intelligence in the UK. DBMI is paid based on invoices rendered.

2        ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS

2.1      Business Development
         --------------------

         ATNN was developing its business during the years ended December 31, 1994, 1995 and 1996. On August 1, 1997, ATNN completed a merger with EuroTelecom Inc. EuroTelecom Inc. was incorporated in Delaware on December 19, 1996 under the name Wing Systems, Inc. and changed its name to EuroTelecom Inc. on January 31, 1997. ATNN was the surviving entity of the merger and changed its name to EuroTelecom Communications, Inc. In connection with the merger:

         o ATNN effected a 1 for 117.05941 reverse split of the 11,705,941 shares of its Common Stock outstanding prior to the merger, leaving 100,000 shares outstanding. A further reduction was made of 22,821, leaving a net balance outstanding of 77,179 shares of Common Stock;

         o the Company issued 5,865,000 post-reverse split shares of Common Stock to the former shareholders of EuroTelecom Inc. (of which 1,866,140 shares were subsequently canceled due to non-performance of consulting services);

         o the Company issued 734,477 post-reverse split shares of Common Stock to certain consultants in consideration of services rendered in connection with the transaction which has been charged as an expense in the period to December 31, 1997.

         The pre-merger financial statements of EuroTelecom Inc. are now those of EuroTelecom Communications, Inc.

         On September 16, 1997 a wholly owned subsidiary company, EuroTelecom Secure Networks Limited ("Secure Networks"), was incorporated in the UK to provide certain Internet technology and communication products and services. On February 19, 1999, Secure Networks was placed into voluntary liquidation due to the loss of key employees and contracts and continuing losses of customers. As a result, the assets of Secure Networks have been written down to their fair value less the estimated cost of their sale, and the Company has recorded a total loss of $123,928 and $NIL for the six month period ended June 30, 1999 and for the period ended September 30, 1999, respectively.

         Note 1b of the consolidated financial statements to June 30, 1999, attached as Exhibit 99.4, further discusses EuroTelecom Secure Networks Limited.

         The details of the acquisition of Easy IP limited on April 19, 1999, are set out at paragraph 2.6. On August 16, 1999, the Company acquired the services of Ray May through an acquisition of all the shares of RTC, Inc.

2.2      Results of Operations
         ---------------------

2.2.1 The following table sets forth certain operating information regarding EuroTelecom for the years ended December 31, 1998 and 1997, the six month periods ended June 30, 1999 and 1998 and three month periods ended September 30, 1999 and 1998. This information should be read in conjunction with EuroTelecom's consolidated financial statements and notes.

                                           Year Ended            Year Ended
                                        December 31, 1998     December 31, 1997

         Revenues....................     $    64,000           $ 1,212,352
         Cost of Revenues............     $         0           $   777,742
         Net Loss....................     $(1,478,885)          $  (636,598)
         Net Loss Per Share..........     $     (0.25)          $     (0.14)


                                         6 Months Ended        6 Months Ended
                                         June 30, 1999         June 30, 1998

         Revenues....................     $ 1,322,971           $    32,000
         Cost of revenues............     $   803,178           $         0
         Net Loss....................     $(2,237,289)          $  (656,456)
         Net Loss Per Share .........     $     (0.29)          $     (0.12)


                                         3 Months Ended        3 Months Ended
                                       September 30, 1999    September 30, 1998

         Revenues....................     $ 1,210,040           $    16,000
         Cost of revenues............     $ 1,049,525           $         0
         Net Loss....................     $  (834,788)          $  (175,539)
         Net Loss Per Share..........     $     (0.07)          $     (0.03)

2.2.2 The following table presents comparative cash flow information of EuroTelecom for the years ended December 31, 1998, and, 1997, the six month periods ended June 30, 1999 and 1998, and the nine month periods ended September 30, 1999 and 1998.

                                                                        Year Ended           Year Ended
                                                                     December 31, 1998    December 31, 1997
         Net cash (used in) provided by operating activities ..         $  (954,470)         $   168,718
         Net cash (used in) investing activities ..............         $    (2,823)         $  (239,162)
         Net cash provided by financing activities ............         $   887,904          $   136,855


                                                                       6 Months Ended       6 Months Ended
                                                                       June 30, 1999        June 30, 1998

         Net cash (used in) operating activities...............         $(1,275,846)         $  (284,951)
         Net cash (used in) investing activities...............         $   (10,978)         $   (44,859)
         Net cash provided by financing activities.............         $ 1,275,138          $   260,000


                                                                       3 Months Ended        3 Months Ended
                                                                     September 30, 1999    September 30, 1998

         Net cash (used in) operating activities...............         $  (397,544)         $  (290,227)
         Net cash (used in) provided by investing activities...         $  (167,172)         $    11,434
         Net cash provided by financing activities.............         $   578,839          $   278,793

2.3      Comparison of year ended December 31, 1998 to year ended December 31,
         ---------------------------------------------------------------------
         1997
         ----

         Revenues of EuroTelecom decreased from $1,212,352 during fiscal 1997 to $64,000 during fiscal 1998 (a decrease of 95%). Major contracts the Company was working on failed to materialize and it was considered appropriate by the management of the holding Company to cease trading in Secure Networks, which occurred in February 1999.

         Cost of revenues decreased from $777,742 during fiscal 1997 to $nil during fiscal 1998; and gross profit decreased to $64,000 during fiscal 1998 from $434,610 during fiscal 1997.

         Operating expenses increased from $1,002,104 in fiscal 1997 to $1,488, 495 in fiscal 1998 (an increase of 48.5%), arising primarily from increases in general and administrative expenses and other support costs due to the Company developing its business. The operating expenses for 1998 also included a charge for loss from closure of one subsidiary of $291,923, being EuroTelecom Secure Networks Limited.

         During fiscal 1998 EuroTelecom entered into discussions with US Digital Communications Inc (USDI) with a view to a possible merger or takeover.

         Whilst these discussions were taking place USDI made two loans to EuroTelecom ; $260,000 and $250,000 repayable on March 31, 1999 and July 31, 1999, respectively. Both loans bore interest at 10% per annum.

         EuroTelecom repaid the first loan of $260,000 in full. The second loan, together with accrued interest, was assigned by USDI to Westbury Investments S.A., Scribe Investments S.A. and DJF Associates Limited (the Assignees) for 50% of the total balance outstanding. The Assignees were related parties to EuroTelecom as stockholders.

         The assignees then re-assigned the net debt back to EuroTelecom resulting in a forgiveness of debt of $145,667 in the period to June 30, 1999 which has been credited to additional paid in capital.

2.4      Comparison of six months ended June 30, 1999 to six months ended June
         ---------------------------------------------------------------------
         30, 1998
         --------

         Revenues increased by $1,290,971 (4,034%) from $32,000 for the six months ended June 30, 1998 to $1,322,971 for the six months ended June 30, 1999. The increase is due to increased volume of sales in the period and the fact that the Company was still developing its business in the six months ended June 30, 1998. In the period to June 30, 1998 the only business in operation was Secure Networks, which ceased to trade in February 1999.

         Easy IP, which was acquired in April 1999, contributed revenues for the six months ended June 30, 1999 of $531,925, with a gross margin of $83,888.

         The commercial security division operating out of the Mexborough office, achieved revenues of $218,864, with a gross margin of $163,794.

         The defense services division operating out of the Blandford office, achieved revenues of $400,772, with a gross margin of $169,619.

         Gross profit increased $487,793 (1,524%) from $32,000 for the six months ended June 30, 1998 to $519,793 for the six months ended June 30, 1999. This increase was due to the increased volume of sales and the development of the business in 1999 compared to 1998 when the only active company was Secure Networks.

         Selling, general and administrative expenses increased $974,429 (146%) from $664,758 for the six months ended June 30, 1998 to $1,639,187 for the six months ended June 30, 1999.

         Directors remuneration increased 46% from $80,000 for the six months ended June 30, 1998 to $116,713 for the six months ended June 30, 1999. This increase reflects increased levels of remuneration.

         Consulting fees increased $172,988 (41%) from $423,555 for the six months ended June 30, 1998 to $596,543 for the six months ended June 30, 1999. This increase was mainly due to retaining additional consultants to target potential acquisitions.

         Wages and salaries increased $531,387 (50%) from $10,500 for the six months ended June 30, 1998 to $541,887 for the six months ended June 30, 1999. Telephone and office stationery expenses increased $49,147 (393%) from $12,514 for the six months ended June 30, 1998 to $61,661 for the six months ended June 30, 1999. Motor and travel expenses increased $102,248 from $63,905 for the six months ended June 30, 1998 to $166,153 for the six months ended June 30, 1999, an increase of 160%. These increases were due to the hiring of additional employees during this period.

         Advertising and general expenses increased $27,449 (268%) from $10,220 for the six months ended June 30, 1998 to $37,669 for the six months ended June 30, 1999. This increase was due the Company's implementation of a small advertising campaign intended to increase the general awareness of the Company.

         Legal and professional expenses increased 36% from $52,565 for the six months ended June 30, 1998 to $71,482 for the six months ended June 30, 1999. This increase was due to additional compliance work, audit fees and legal work during the period.

         Rent increased from $743 for the six months ended June 30, 1998 to $42,062 for the six months ended June 30, 1999, an increase of 5,561% due to the opening by the Company of additional offices during the period.

         An additional amount of $171,410 was invoiced to Chelsfield plc, a UK public company, by Euro Telecom Secure Networks in the period for the decentralization of the control facility at Merryhill Shopping Centre. The Company's financial statements for the six months ended June 30, 1999 include a gross receivable of $270,330 from Chelsfield, against which a reserve of $98,920 was provided for, resulting in a net receivable of $171,410. This provision was calculated based on the anticipated recoverable amount following discussions between the Company and the Liquidator of Euro Telecom Secure Networks. The provision was charged to selling general and administrative expenses. Subsequent to concluding the audited financial statements for the period ended June 30, 1999 and in the three-month period to September 30, 1999 the Company re-assessed the likelihood of recoverability of the unprovided amount and established a reserve for the full amount.

2.5      Comparison of three months ended September 30, 1999 to three months
         -------------------------------------------------------------------
         ended September 30, 1998
         ------------------------

         The revenues for the three months ended September 30, 1999 were $1,210,040, compared with $16,000 for the three months ended September 30, 1998, an increase of $1,194,040 (7,463%). The increased revenues produced a gross profit of $160,515 for the three months ended September 30, 1999, compared to $16,000 for the three month period ended September 30, 1998.

         The reduction in the gross profit percentage from the period to June 30, 1999 arose mainly from the loss of the subcontractor contract in defense networks.

         The commercial security division operating out of Mexborough achieved revenues of $172,118 and a gross margin of $68,536 before a write-down in certain costs carried forward of $128,000.

         The defense services division operating out of Blandford achieved revenues of $393,344 and a gross margin of $43,828.

         Chunlan achieved its first revenues in the quarter of $51,878 and a gross margin of $12,531.

         Easy IP contributed revenues of $592,700 and a gross margin of $163,620.

         Selling, general and administrative expenses have increased to $876,620 for the three months ended September 30, 1999 compared to $169,197 for the three months ended September 30, 1998, an increase of $707,423 (418%). This was expected due to the increased revenue activity in the period.

         Additional expenditure has also been incurred in taking on additional staff to take account of the planned increase in the level of activity for the following quarter.

         Selling and administrative expenses for the three months ended September 30, 1999 include professional costs of $68,052 relating to the ongoing advice with potential acquisitions an increase of $23,102 from $44,950 for the three months ended September 30, 1998. Motor and travel expenses of $116,284 were also incurred in the three months ended September 30, 1999, an increase of $112,284, (or 2807%), from $4,000 for the three months ended September 30, 1998.

         The interest charge in the three months ended September 30, 1999 amounted to $32,281, an increase of $15,525 (or 93%) from $16,756 for the three months ended September 30, 1998.

         The conversion of the loan notes of $800,000 at July 1, 1999 into common stock assisted in keeping the interest charge to a minimum.

         The Company made an investment in Opcom Inc. in USA for common stock. The total investment was made in 1997 and amounted to $89,397 and equates to a 1% holding of Opcom's Common Stock. A provision of 50% was made against this investment in the financial statements for the period ended December 31,1997. In the period to September 30, 1999 the Company re-assessed the position and concluded that it was necessary to make a further provision of $43,964 which has been charged to selling, general and administrative expenses.

2.6      Easy IP
         -------

         The share sale agreement dated April 19, 1999, was between Ian Reay, Jayne Holmes and ECL, as amended by an agreement dated December 22, 1999, for the purchase by ECL of the entire issued share capital of Easy IP. The total consideration was $193,250 in cash and 200,000 common stock shares in the Company valued at $331,250. Of the cash consideration $96,625 was deferred, payable in equal installments on November 30, 1999 and March 31, 2000. The amendment to the acquisition agreement followed the Company being unable to meet the November payment, resulting in the full deferred payment falling due on January 31, 2000. The acquisition has been accounted for as a purchase.

         At the same time of the agreement dated April 19, 1999 was entered into, Ian Reay and Jayne Holmes were given the benefit of a Memorandum of Deposit over the shares in Easy IP Limited, as security against the payment of the deferred consideration.

         On the acquisition of Easy IP, the gross assets purchased amounted to $859,458, with the liabilities assumed of $681,158 ; the net assets acquired amounted to $178,300. The excess of $407,750 is treated as goodwill and is being written over 5 years.

         The following table sets forth certain operating information regarding Easy IP.

                                          3 Months Ended        3 Months Ended
                                          June 30, 1999         June 30, 1998

            Revenues                       $   531,925           $   482,443
            Cost of revenues                  (448,037)             (411,520)
                                           ------------          ------------

            Gross Profit                        83,888                70,923
            SG&A                               (91,396)              (81,235)
                                           ------------          ------------
            Net Loss                       $    (7,508)          $   (10,312)
                                           ============          ============


                                          3 Months Ended        3 Months Ended
                                        September 30, 1999    September 30, 1998

            Revenues                       $   592,700           $   530,435
            Cost of revenues                  (429,080)             (442,600)
                                           ------------          ------------
            Gross Profit                       163,620                87,835
            SG&A                              (102,098)              (86,467)
                                           ------------          ------------
            Net Earnings                   $    61,522           $     1,368
                                           ============          ============

2.6.1    Comparison of three months ended June 30, 1999 and three months ended
         ---------------------------------------------------------------------
         June 30, 1998
         -------------

         The revenues of Easy IP increased by $49,482 (10%) from $482,443 for the three months ended June 30, 1998 to $531,925 for the three months ended June 30, 1999. The increase is due to increased volume of sales in this period.

         Gross profit increased by $12,965 (18%) from $70,923 for the three months ended June 30, 1998 to $83,888 for the three months ended June 30, 1999 This increase was due to the increased volume of sales and improved purchasing terms from suppliers.

         Selling, general and administrative expenses increased by $10,161 (12%) from $81,235 for the three months ended June 30, 1998 to $91,396 for the three months ended June 30, 1999. The increase was due to employing more staff to service the increased revenues.

         Employee costs increased by $5,845 (17%) from $34,005 for the three months ended June 30, 1998 to $39,850 for the three months ended June 30, 1999. Telephone expenses increased by $2,990 (12%) from $2,480 for the three months ended June 30, 1998 to $5,470 for the three months ended June 30, 1999.

2.6.2    Comparison of three months ended September 30, 1999 and three months
         --------------------------------------------------------------------
         ended September 30, 1998
         ------------------------

         The revenues of Easy IP increased from $530,435 for the three months ended September 30, 1998 to $592,700 for three months ended September 30, 1999 an increase of 11.7%.

         Gross profit for the three months ended September 30, 1999 increased to $163,620 compared with three months ended September 30, 1998 of $87,835, an increase of 86%. This increase was due to the improved purchasing terms for suppliers and improved margins to customers.

         Selling, general and administrative expenses increased from $86,467 for three months ended September 30, 1998 to $102,098 for the three months ended September 30, 1999, an increase of 18.1%.

         Employee costs increased from $34,330 for the three months ended September 30, 1998 to $40,094 for the three months ended September 30, 1999, an increase of 16.8%. Directors costs increased from $16,000 for the three months ended September 30, 1998, to $19,805 for the three months ended September 30, 1999, an increase of 24%.

2.7      Capital Expenditures
         --------------------

         EuroTelecom has incurred capital expenditures for equipment and office furniture used in its operations. Net capital expenditures during the year ended December 31, 1998, totaled $33,426 and for the six months ended June 30, 1999 of $37,075. The three months ended September 30, 1999, the Company incurred net capital expenditure of $201,493.

2.8      Capital Resources
         -----------------

         EuroTelecom's capital resources have been provided primarily by capital contributions from its stockholders and through offerings of its Common Stock under Rule 504 of Regulation D under the Securities Act of 1933. Details of issues of securities are set out at ITEM 4.

2.9      Liquidity
         ---------

         The Company has to December 1999 not generated positive cash flow from operations. Accordingly, the Company has required additional capital to fund activities and to provide for increased working capital requirements which arise from increased sales activities. The Company's working capital requirements have been met by collections of accounts receivable and by borrowings under the revolving credit facility together with additional sales of Common Stock. Our independent auditors report on our consolidated financial statements states that:
         "The Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern."

         During the three months ending September 30, 1999, the Company issued 5,810,00 shares of common stock as follows. The Company's convertible loan notes totaling $800,000 with a 10 percent interest charge were converted into 5,500,000 shares of common stock on July 1, 1999. An additional 310,000 shares valued at an additional $306,175 were issued as follows: July 22, 1999, 150,000 shares for $150,000; September 28, 1999, 160,000 shares for $156,175. During the three months ended December 31, 1999, the Company raised additional equity through issuing common stock pursuant to Regulation S promulgated under the Securities Act of 1933, as amended. The Company issued 2,998,120 shares for $2,297,340 to non-U.S. persons in consideration for a mixture of cash and services provided to the Company.

         The Company is currently in the process of raising additional capital through a placement of shares on the Alternative Investment Market of the London Stock Exchange. There can be no assurance that such proposed placement will be successful or what the terms of such placement will be, or what amount, if any, of additional capital will be raised.

2.10     Banking Arrangements
         --------------------

         The Company has a banking relationship with National Westminster Bank plc in Mansfield, in the UK, for a line of credit in the amount of $900,000. This line is to be used to finance working capital and is repayable on demand. Interest is charged at 3% above the bank's base rate on the first $560,000, thereafter at 6% above the banks base rate. As at December 15, 1999, $821,000 under this facility.

2.11     Recent Accounting Treatment
         ---------------------------

         On December 3, 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements. SAB 101 summarizes some of the SEC's interpretations of the application of generally accepted accounting principles to revenue recognition. Changes resulting from SAB 101 require that a cumulative effect of such changes for 1999 and prior years be recorded as an adjustment to net income no later than July 1, 2000. Although the Company is still in the process of reviewing SAB 101, it believes that its revenue recognition practices are in substantial compliance with SAB 101 and that adoption of its provisions would not be material to its annual or quarterly results of operations.

3        ITEM 3 - DESCRIPTION OF PROPERTY

3.1 The Company's principal place of business is Mexborough Business Center, College Road, Mexborough, South Yorkshire, United Kingdom S64 9IP.

3.2      The Company leases the following premises:

         Property                      Term                                      Annual Rent   Sq. Ft.
         ---------------------------   ---------------------------------------   -----------   -------
         Mexborough Business Center    1 year from 9 March 1999, thereafter       $40,000       2,000
         College Road                  monthly lease
         Mexborough
         England

         Ollerton Road                 1 year from 3 February 1999, thereafter    $12,000       1,594
         Tuxford                       monthly lease
         Nottinghamshire
         England

         53 South Denes Road           1 year from 31 May 1999                     $9,120         800
         Great Yarmouth
         Norfolk
         England

         Units 3 and 4                 6 years from 5 October 1999                $28,000       3,859
         Uplands Industrial Park
         Blanford House
         Blanford
         Dorset
         England

         9086 Junction Drive           1 year from 1 October 1999                  $9,811        933
         Suite 1, Annapolis Junction
         Maryland 20701

3.3 The Company is presently negotiating terms for the granting of two leases. The proposed terms are set out below:

         Property                    Term         Annual Rent
         -----------------------     --------     -------------------------

         Unit F4                     7 years      Initial rent $54,400 and
         Farfield Park                            $98,400 premium
         Manvers
         Rotherham
         England

         South Yorkshire             15 years     Initial rent $48,000
         North Wing, 1st Floor
         The Kiln
         Waterside
         Newark on Trent
         Nottinghamshire
         England

4        ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

4.1 The total number of shares of Common Stock of EuroTelecom beneficially owned by each of the officers and directors, and all of such directors and officers as a group, and their percentage ownership of the outstanding Common Stock of EuroTelecom as at December 31, 1999, are as follows, being a total 1,837,017:

                                             Shares                Percent of
         Management Shareholder(1)     Beneficially Owned (2)      Common Stock
         ----------------------       -------------------------    ------------

         Philip Shaun Derry                  1,039,940                  5.8%

         Andrew Krawchuk                       176,000                  1.1%

         Graham Ford                            50,000                  0.3%

         David Walton                          112,700                  0.6%

         Dr. John Spackman                      75,000                  0.4%

         Ray May                               419,377                  2.3%

         (1) The business mailing address for all management is c/o EuroTelecom Communications, Inc., Mexborough Business Center, Mexborough, South Yorkshire, United Kingdom S64 9JP.

         (2) Except as otherwise noted, it is believed by EuroTelecom that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of EuroTelecom.

4.2      Principal Stockholders
         ----------------------

         The following table sets forth information with respect to the beneficial ownership of EuroTelecom's Common Stock by each shareholder who beneficially owns more than five percent (5%) of EuroTelecom's Common Stock, the number of shares beneficially owned by each and the percent of outstanding Common Stock so owned of record as of December 31, 1999. It is believed by EuroTelecom that all persons listed have sole voting and investment power with respect to their shares, except as otherwise indicated.

                                                                                      Percent of
         Name and Address of                              Shares Beneficially      Outstanding Common
         Beneficial Owner               Title of Class        Owned (2)                  Stock
         ----------------               --------------        ---------                  -----
         Philip Shaun Derry (1)         Common Stock           1,039,940                  5.8%

         Peter Drake (1)                Common Stock             931,820                  5.2%

         Scribe Investments SA          Common Stock           2,475,000                 13.8%
         2 Serjeants Inn
         London, England

         Westbury Investments SA        Common Stock           2,475,000                 13.8%
         2 Serjeants Inn
         London, England

         (1)      See note (1) in the table above.

         (2) Except as otherwise noted, it is believed by EuroTelecom that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as options or warrants to purchase the Common Stock of EuroTelecom.

5        ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

5.1 Details of directors and executive officers as of December 15, 1999 are set out below:

                                                                              Date of
                                                                              -------
                                                                              Appointment as
                                                                              --------------
         Name                   Age      Position                             a Director
         ----                   ---      --------                             ----------
         Philip Shaun Derry     52       President, C.E.O. and Principal      August 1997
                                         Accounting Officer

         Dr. John Spackman      67       Chairman                             October 1998

         Andrew Krawchuk        53       Vice President Marketing             October 1998

         David Walton           47       Chief Operating Officer              September 1999

         Ray May                67       Vice President, US Operations        August 1999

         Graham Ford            49       Company Secretary                    September 1999

5.2 The business experience of the above directors and executive officers over the past five years and details of significant employees is set out at paragraph 5.4 below.

5.3 There is no family relationship between or among the above directors and officers. EuroTelecom's success will depend largely on the efforts and abilities of EuroTelecom's senior management. In particular, EuroTelecom is dependent upon Philip Shaun Derry, Chief Executive Officer. The loss of services of senior management could have a substantial adverse effect on EuroTelecom.

5.4      Directors and Senior Management
         -------------------------------

5.4.1 Philip Derry, age 52, president and chief executive officer, has over 32 years' experience in the telecommunications industry. Mr. Derry joined the Company in August 1997. He has set up and developed two private telecommunication companies, Marlborough Communications Limited ("MCL") and Electronic Marketing Solutions Limited ("EMSL"). MCL was set up in 1980 and became a leading Ministry of Defense contractor in the early 1980's. He sold his interest in MCL in 1986 and in 1992 he established Electronic Marketing Solutions Limited, a UK company ("EMSL"), which was acquired by Intelect Communications Inc. ("Intelect"), a NASDAQ quoted public company in 1995. From 1991 to 1996, Mr. Derry was managing director of Intelect Europe Limited (formerly EMSL). Between 1996 and 1997, Mr. Derry was involved in the process of establishing the Company.

5.4.2 Dr. John Spackman, age 67, non-executive chairman, served for 32 years in the British Army during which time he held many technical and computing appointments including branch chief in the information systems division of Supreme Headquarters Allied Powers Europe. He retired as a Brigadier, director of supply computer services in 1983. As an under-secretary in the Department of Health and Social Security, from 1983 to 1986, he was responsible for the modernization and integration of the UK's social security, unemployment, National Insurance and pensions systems. He was Director of Information Systems for BT plc from 1986 to 1990, and director of European Telecommunications Information Services from 1990 to 1993. From 1993 to 1997 he was the senior consultant in Information Systems in the office of the Chairman of the Management Systems Unit of the Government of Malta. Dr. Spackman joined the Company in 1997.

5.4.3 David Walton, age 47, chief operating officer, has over 20 years' experience within the telecommunications industry, including the UK companies Costain Telecom Systems Limited and BT plc ("BT"). He was employed by BT from 1991 until 1999 where he was most recently in the management team and was responsible for the larger BT corporate clients. Immediately prior to joining the Company in September 1999, Mr. Walton was business development director of BT Corporate Business Solutions.

5.4.4 Graham Ford, age 49, company secretary, was a director of Hallam Corporate Services Ltd from 1991 to 1995. He also represented the South Yorkshire Pensions Authority as a non-executive director of Doncaster Minerals Ltd from 1993 to 1995. He has held senior management positions at Amco Corporation Plc (1977 to 1984) including six years as Group Company Secretary. From 1993 to 1997 he held the post of Deputy Secretary and, from 1997 to 1999, the position of Company Secretary at Marston, Thompson & Evershed plc. He is a Fellow of the Institute of Chartered Secretaries and Administrators in the UK. Mr. Ford joined the Company in late 1999.

5.4.5 Andrew Krawchuk, age 53, head of marketing, joined the Company in October 1998. Mr. Krawchuk has extensive experience in the leisure industry and in 1985 acted as a consultant in the marketing and sponsorship of the then world's largest shopping center, in West Edmonton, Alberta, Canada. He moved to the UK in 1988 to continue his consultancy work until 1992 and worked on the Meadowhall Center in Sheffield, England, and Centro, Oberhausen in Germany. Since 1992, prior to joining the Company, Mr. Krawchuk was chairman of Atlantic Partnerships International Ltd., a UK company.

5.4.6 Ray May, age 67, vice president of US operations, is chief executive officer of the Group subsidiary, RTC, and has been President of RTC Inc. since 1992. Mr. May has over 30 years of practical and sales engineering experience with government agencies and the telecommunications community.

5.4.7 Jim Sames, age 57 manager of the services group, joined the Company in October 1999. He has over 30 years of industry experience and has held senior management positions at Norsk Data Limited, Trend Communications Limited and Workplace Technologies Limited. He joined the Group in late 1999. From October 1995 to October 1999, Mr. Sames was services business development manager at Workplace Technologies plc.

5.4.8 Boy Hay, age 49, manager of the communications group, spent 15 years in the British armed forces with the Royal Signals, specializing in cryptographic, radio and data communication systems. From 1980 to 1992 he worked for a number of divisions with the Racal Data Group in the UK and reached the post of Sales & Marketing Director for the Defense and Secure IT and Communications Sector. In 1992, he joined Philip Derry's management team at EMSL and was one of the founding members of the Company.

5.5 Except as set out in paragraphs (a) to (c) below, no director, executive officer or significant employee of the Company has been a general partner or executive officer of any business when a bankruptcy petition was filed against such business or within two years of such filing:

         (a) Mr. Derry was a principal shareholder and director of Wherry Quay Marine Limited, a private company incorporated on October 14, 1986 which was engaged in yacht brokerage and the provision of services to yacht owners. The company became insolvent and was wound up by the Official Receiver by order of the court dated April 29, 1991.

         (b) Mr. Derry was formerly a director of EMSL which subsequently changed its name to Intelect Europe Limited ("IEL"). IEL was acquired by Intelect Inc. in August 1995 from Mr. Derry, as a majority shareholder, and others. Mr. Derry was a director of IEL at the time of its acquisition and he remained on the Board. Mr. Derry resigned from the Board of IEL on May 8, 1996. IEL appointed a liquidator on January 30, 1997, under a creditors' voluntary winding-up. IEL has ceased operations and has been liquidated.

         (c) Philip Derry (president and chief executive officer) and Dr. Spackman (deputy chairman) were on the board of Eurotelecom Secure Networks, a wholly owned subsidiary or the Company, when it went into creditors voluntary liquidation in March 1999. The company has ceased operations and has been liquidated. At the time of this liquidation, Mr. Hay was on the board of EuroTelecom Communications Inc. Secure Networks had previously acquired the business and assets of OSPL UK Limited out of receivership.

6        ITEM 6 - EXECUTIVE COMPENSATION

6.1 No executive officer or director of EuroTelecom received compensation in excess of $100,000 during its fiscal period ended June 30, 1999 or for the year ended December 31, 1998. The aggregate remuneration paid and benefits in kind granted to the directors during the period to June 30, 1999 was $116,713.

6.2 Compensation for the Chief Executive Officer, Mr. Derry, was as follows:

         Period Ended    December 31, 1997    December 31, 1998    June 30, 1999
         Total           $Nil                 $52,056              $57,600

6.3 During the fiscal year ended June 30, 1999, and during the interim period ended September 30, 1999, EuroTelecom did not have a pension plan, a profit sharing plan, or similar plans for the benefit of its officers, directors or employees.

6.4 Directors of EuroTelecom who did not serve as officers during fiscal period ended June 30, 1999, and during the interim period ended September 30, 1999, were not compensated by EuroTelecom for meeting attendance or otherwise, but are entitled to reimbursement for their travel expenses. EuroTelecom does not pay additional amounts for committee participation or special assignments of the Board of Directors.

7        ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSCTIONS

         There were no related party transactions in the fiscal years 1998 or 1999.

8        ITEM 8 - DESCRIPTION OF SECURITIES

8.1      Share Capital
         -------------

8.1.1 As at December 31, 1999, the authorized share capital of the Company is divided into 20,000,000 shares of Common Stock, par value $0.01, of which 17,946,222 shares of Common Stock have been issued.

8.2      Common Stock
         ------------

8.2.1 Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, out of funds legally available, without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed for purposes of the election of directors. Thus, the holders of more than 50% of the shares voting for directors can elect all directors. The holders of the Common Stock of EuroTelecom have no preemptive rights to purchase new issues of the securities of EuroTelecom. There are no redemption or conversion features attached to the Common Stock.

8.2.2 At the present time, EuroTelecom does not intend to pay any dividends on its Common Stock. Upon liquidation or dissolution of EuroTelecom, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of EuroTelecom after payment of debts.

8.3      Delaware Corporate Law and Certain By-law Provisions
         ----------------------------------------------------

8.3.1 EuroTelecom is a Delaware corporation, and may become subject to the anti-takeover provisions of the Delaware General Corporation Law (the "Delaware Law"). In general, Delaware Law prevents take-over offers to acquire equity securities of a Delaware corporation if the offeror would become a beneficial owner of more than 20% of any class of outstanding equity securities, and other similar provisions, subject to certain exceptions such as the written approval of the board of directors. The existence of these provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

8.3.2 Article II, Section 5 of EuroTelecom's By-Laws provides that only EuroTelecom's President, Secretary, a majority of the members of EuroTelecom's Board of Directors or certain shareholders at the written request of the holders of at least 50% of the outstanding voting power may call a special meeting of stockholders. These provisions of the By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control of EuroTelecom. Such provisions also may have the effect of preventing changes in the management of EuroTelecom.

8.4      Transfer Agent and Registrar
         ----------------------------

8.4.1 The transfer agent and registrar for the Common Stock of EuroTelecom is Olde Monmouth Stock Transfer Co. Inc, Memorial Parkway, Suite 101, Atlantic Highlands, NJ 07716.

8.5      Reports to Stockholders
         -----------------------

8.5.1 EuroTelecom will furnish its shareholders with annual reports containing the financial statements of EuroTelecom examined by independent certified public accountants. EuroTelecom presently intends to issue unaudited quarterly reports and may distribute other reports to the stockholders as it deems appropriate.

8.5.2    EuroTelecom has amended its fiscal year end from December 31 to June
         30. The audited six months accounts to June 30 1999 are included at
         Exhibit 99.4.

8.5.3 Copies of documents filed by EuroTelecom with the SEC and other information about issuing companies generally may be read and copied by Internet users at http://www.sec.gov.

PART II
-------

9 ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

9.1 The Company's Common Stock was removed from the OTC Bulletin Board on November 18, 1999 and is now quoted in the "Pink Sheets", the paper quotation system of the National Quotation Bureau, LLC, which reports trades in the "over-the counter" securities market.

9.2 The following table sets forth the range of high and low closing bid prices per share of the Common Stock of EuroTelecom as reported by The OTC Bulletin Board or by the National Quotation Bureau, L.L.C. for the relevant periods indicated. (These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.)

              YEAR ENDED
              ----------
              DECEMBER 31, 1998           HIGH BID                  LOW BID
              -----------------           ---------                 -------
              1ST Quarter                 $0.50                     $0.37
              2nd Quarter                 $2.50                     $2.25
              3rd Quarter                 $0.94                     $0.75
              4th Quarter                 $0.28                     $0.28

              YEAR ENDED
              ----------
              DECEMBER 31, 1999           HIGH BID                  LOW BID
              -----------------           --------                  -------
              1st Quarter                 $1.72                     $1.50
              2nd Quarter                 $2.06                     $1.75
              3rd Quarter                 $2.56                     $2.28
              4th Quarter                 $2.00                     $2.00

9.3      Dividends
         ---------

9.3.1 EuroTelecom has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. The Directors anticipate that earnings, if any, will be retained for development of the Company's business and will not be distributed for the foreseeable future. The declaration and payment by the Company of any future dividends and the amount will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, profits available for distribution and other factors deemed by the Directors to be relevant at the time.

10       ITEM 2 - LEGAL PROCEEDINGS

10.1     None.

11       ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

11.1     None.

12       ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

12.1 During the period 1997 through 1999 (ending June 30, 1999), the Company issued shares to the following persons and companies as compensation for professional services rendered:

             YEAR        NAME                                NUMBER OF SHARES
             -------     -------------------------------     ----------------

             1997        Basic Capital Corp.                       34,500
                         Olympic Capital Corp.                    161,000
                         Target Mall.Com                           84,077
                         Type Investment Holdings                 161,000
                         Wing Capital                             293,900
                                                               -----------
                                                                  734,777
                                                               ===========

             1998        Capital York                             350,000
                         Type Investment Holdings                 220,060
                         Olympic Capital                          105,814
                         Target Mall.Com                           74,126
                         Ray May                                  250,000
                         John Banas                               250,000
                         P. Taylor                                 30,000*
                                                               -----------
                                                                1,280,000
                                                               ===========

             1999        D. Edwards                               250,000*
                         G. Maud                                  120,000*
                         D. Newett                                120,000*
                         J. Millthorpe                             10,000*
                         D. Hutton                                 10,000*

         * Non-US residents. Offerings also exempt from registration under Regulation S of the Securities Act of 1933.

12.2 The above securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as amended. The above mentioned individuals and entities were sophisticated investors who were knowledgeable about the Company's operations and financial condition; they were able to evaluate the risks and merits of receipt of the shares, and they each agreed to accept the shares as compensation.

12.3 During 1997, the Company issued 3,998,860 shares in a stock for stock acquisition of the shares of capital stock of EuroTelecom, Inc. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as amended. The purchaser and its shareholders were sophisticated investors who were knowledgeable about the Company's operations and financial condition; they were able to evaluate the risks and merits of receipt of the shares, and they each agreed to accept the shares as compensation.

12.4 During 1997, the Company offered and sold 223,600 shares of the Company's Common Stock to persons and entities who were not citizens or residents of the United States of America in offerings exempt from registration under Regulation S issued by the Securities and Exchange Commission at a per share cash offer price of not less than $1.00.

12.5 During 1997 and 1998 the Company issued 1,710,286 shares at a price of not less than $.25 per share, with the requirements that (i) share offers and sales be made either to "accredited investors," as that quoted term is defined in Rule 502 of the Securities Act of 1933 (the "Act"), and/or up to a maximum of 35 non-accredited investors each of whom, in the judgment of the Company's representatives, is determined to have such knowledge and experience in high risk equity investments and other financial matter as to be capable of evaluating the relative risks and merits of an investment in the shares, as well as the economic worth and liquidity to be able to sustain a complete loss of his investment in the shares; (ii) each such offer and sale be undertaken only in accordance with the transactional exemption from registration afforded by Rule 504 of Regulation D, as promulgated under
         Section 3(b) of the Act; and (iii) there was no minimum number of shares which may be acquired by any qualified purchaser.

12.6 During 1998 and 1999 the Company issued 274,620 shares as bonus payments to employees. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 as amended. In addition these shares were issued to persons who were not citizens or residents of the United States of America in offerings exempt from registration under Regulation S issued by the Securities and Exchange Commission.

12.7 In the six months to June 30, 1999, the Company had the following stock transactions:

         (1)      Issued 1,381,666 shares for $898,083 in cash;
         (2)      Issued 764,000 shares for $303,677 in consulting services;
         (3) Issued 123,420 shares for $198,734 employees bonuses and subscriptions; and
         (4) Issued 200,000 shares in the acquisition of Easy IP, valued at $331,250.

12.8 In the six months ended December 31, 1999, the Company issued the following stock:

         (1) on July 1, 1999 unsecured convertible loan notes in the amounts of $80,000, $360,000 and $360,000 issued on February 11, 1999 were converted into 550,000, 2,475,000 and 2,475,000 shares of Common Stock respectively;

         (2) on July 22, 1999 the Company raised additional equity through the issue of 150,000 Common Stock for $150,000 cash;

         (3) in August 1999 the Company acquired the services of Ray May through the purchase of RTC for 150,000 shares of Common Stock valued at $250,000. RTC was purchased to gain access to its brand name and key personnel. No other assets or liabilities were acquired;

         (4) on September 28, 1999 the Company raised additional equity through the issue of 160,000 shares of Common Stock for $156,175 cash; and

         (5) in the three months ended December 31, 1999 the Company raised additional equity through issuing Common Stock pursuant to Regulation S promulgated under the Securities Act of 1933, as amended. The Company issued 2,998,120 shares for $2,297,340 to non US persons representing a mixture of cash and services provided to the Company.

12.9 The Directors consider that stock issued through the period 1997 to December 31, 1999 was issued at fair value in each such case.

12.10 A detailed and complete list of stock issuances between August 1, 1997 to December 31, 1999, is attached as Exhibit 99.5.

12.11    The Company has the following notes payable:

         (1) Note in the original amount of $360,000, bearing interest at 10 percent per annum, due in September, 2000, convertible into common stock at $0.145 per share;

         (2) Note related to the acquisition of Easy IP Limited, due in two equal installments of $48,000 in October, 1999 and May, 2000;

         (3) Note in the original amount of $80,000, bearing interest at 10 percent per annum, due in September, 2000, convertible into common stock at $0.145 per share;

         (4) Note in the original amount of $360,000, bearing interest at 10 percent per annum, due in September, 2000, convertible into common stock at $0.145 per share; and

         (5) Note payable related to the purchase of a vehicle in June, 1998, bearing interest at 17.8 percent per annum for a term of 36 months. This note has a balloon payment of $10,000 due in June, 2001.

13       ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

13.1 Article 9 of the Certificate of Incorporation of the Company provides that to the to the fullest extent permitted by the Delaware General Corporation Law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damage for breach of fiduciary duty as a director.

13.2 Section 7.1 of the Bylaws of the Company provides, in essence, that with regard to non-derivative claims, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any pending or threatened suit or proceeding, civil criminal or otherwise, by reason of the fact that he is or was a director, officer, employee, trustee or agent of the Company or was serving at the request of the Company as director, officer, employee, trustee or agent of another entity, against all expenses incurred by him, including but not limited to legal fees, judgements and penalties and amounts paid in settlement actually and reasonably incurred, if he acted in good faith and in a manner lie reasonably believed to be in or not opposed to the best interest of the Company, or with respect to a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

13.3 Section 7.2 of the By-laws provides, in essence, that with regard to derivative suits, the Company shall indemnify any person who was or is a party or is threatened to he made a party to any pending or threatened suit or proceeding in the right of the Company, to procure a judgement in its favor by reason of the fact that he is or was an agent of the Company, against all expenses, including attorneys fees, actually and reasonably incurred by him, in connection with the defense, settlement or appeal of such action, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made if such Persons shall have been adjudged liable to the Company unless and to the extent that the Delaware Court of Chancery or the court in which such action was brought shall determine that, despite such adjudication, such person is fairly and reasonably entitled to be indemnified.

13.4 The Eleventh Article of the Articles of Incorporation of the Company provides that the Company shall, to the fullest extent permitted by the provisions of Sections 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

13.5 Section 6.10 of the Bylaws of the Company provides that the Company shall indemnify all of its offers and directors, past, present and future, against any and all expenses incurred by them, including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied ill any legal action brought against any or all of them for or on account of any act or omissions alleged to have been committed while acting within the scope of their duties as officers or directors of the Company.

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

PART III
--------

                                INDEX TO EXHIBITS


Exhibit No.                               Exhibit
-----------                               -------

3(ii).1       By-Laws of ATN Inc. (2)

3(ii).2       By laws of American Telemedia Network Inc. (2)

3(ii).3 By-laws of EuroTelecom Communications, Inc. as amended through March 28, 2000 (3)

4.1           Corporate Records of Wing Systems Inc. (2)

4.2           Certificate of Incorporation of American Telemedia Network Inc.
              (2)

4.3 Certificate of Amendment of Certificate of Incorporation of Wing Systems Inc. (2)

4.4           Certificate of Incorporation of Wing Systems Inc. (2)

10.1 Share Sale Agreement - Shareholders of Easy IP Ltd and EuroTelecom Corporation Limited. (2)

10.2          Employment Agreement Ray May and EuroTelecom Communication Inc.
              (2)

10.3 Agreement and Plan of Merger of ATN Inc and American Telemedia Network Inc. (2)

10.4          Agreement of Sale of RTC Inc to EuroTelecom Communications Inc.
              (2)

10.5          Service Agreement - Ian Stuart Reay. (2)

27.1          Financial Data Schedule (4)

99.1 EuroTelecom Communications Inc. and Subsidiaries - Consolidated Financial Statements - December 31 1998. (1)

99.2 Minutes of Special Meeting of Stockholders of American Telemedia Network Inc. (2)

99.3 EuroTelecom Communications Inc and Subsidiaries Consolidated Financial Statements - September 30, 1999. (4)

99.4 EuroTelecom Communications Inc and Subsidiaries - Consolidated Financial Statements - June 30, 1999. (4)

99.5 Listing of Common Stock issuances from August 1, 1997 to December 31, 1999. (4)

99.6          Easy IP Limited Financial Statements - 31 March 1999 (4)

-----------------------
(1) Filed as an Exhibit to the Registrant's Form 10SB12G, filed with the Securities and Exchange Commission on January 25, 2000, and incorporated herein by reference.
(2) Filed as an Exhibit to the Registrant's Form 10SB12G, filed with the Securities and Exchange Commission on November 5, 1999 and incorporated herein by reference.
(3) Filed as an Exhibit to the Registrant's Form 10QSB, filed with the Securities and Exchange Commission on May 19, 2000 and incorporated by reference herein.
(4)      Filed herewith.

Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this to its registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

EuroTelecom Communications, Inc.

Date:    September 26, 2000

By:      /s/ PHILIP SHAUN DERRY
         Philip Shaun Derry
         President and Chief Executive Officer

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